QUADRA REALTY TRUST, INC.

622 THIRD AVENUE

NEW YORK, NY 10017

February 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR AND FACSIMILE

RE:	Quadra Realty Trust, Inc. Registration Statement on
Form S-11 (No. 333-138591)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Quadra Realty Trust, Inc., a Maryland corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-138591) (the “Registration Statement”), relating to the registration of 16,670,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), so that the Registration Statement may be declared effective at 4:00 p.m. on Wednesday, February 14, 2007, or as early as practicable thereafter.

The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quadra Realty Trust, Inc.

February 12, 2007

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company requests that it be notified of such effectiveness by a telephone call to David J. Goldschmidt at (212) 735-3574 or Susan Sangillo Bellifemine at (212) 671-6334 and that such effectiveness also be confirmed in writing.

Very truly yours,

QUADRA REALTY TRUST, INC.

By:	/s/ Susan Sangillo Bellifemine
Name: Susan Sangillo Bellifemine Title: Secretary